EXHIBIT 99.31

Material Change Report, dated April 29, 2004, regarding appointment of Dr. Felix Baker to the Board of Directors

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“Anormed”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

April 15, 2004

Item 3.

News Release

The press release was issued at Langley, B.C. on April 27, 2004 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced the appointment of Dr. Felix Baker to its Board of Director.

Item 5.

Full Description of Material Change

AnorMED Inc. announced that Dr. Felix Baker, Managing Partner of Baker Brothers Investments and a Managing Member of Baker Bros. Advisors, LLC, has been appointed to AnorMED’s Board of Directors. Dr. Baker has extensive experience in business and finance having co-founded a biotechnology investing partnership, Baker Brothers Investments and Baker/Tisch Investments, in 1994, which has grown into one of the largest private sources of capital focused on publicly traded life sciences companies. Dr. Baker received his Ph.D. in Immunology and a B.S. in Biology with honors from Stanford University. He currently serves as a member of the Board of Seattle Genetics, Neurogen, Inc., ConjuChem Inc., and Trimeris, Inc.

Note:  Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of AnorMED, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  AnorMED does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full disclosure of risk factors associated with AnorMED’s business contained in AnorMED’s Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

April 29, 2004.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory